STOCK PURCHASE AND SALE AGREEMENT

This Stock Purchase and Sale Agreement ("Agreement") is entered into as of November 10, 2026 by and between:

Whitmore Holdings LLC a Tennessee limited liability company ("Seller"), and
Bun Partners Inc. a South Dakota corporation ("Buyer").

Seller desires to sell 300,000 shares of the common stock of Ultralife Corporation (the "Shares"). Buyer agrees to purchase the Shares from the Seller on the terms below.

1. Purchase and Sale

Seller agrees to sell the Shares to Buyer, and Buyer agrees to buy the Shares from Seller, free and clear of any liens or claims. The total purchase price is $15.70 per share or a total amount of $4,710,000 (the "Purchase Price").

2. Closing

The closing will take place on November 10, 2026.
At closing:
Seller will deliver the Shares to the Buyer.
Buyer will pay the Purchase Price to Seller.

3. Representations

Seller represents that it owns the Shares free and clear and has the right to sell them, Seller has the authority to enter into this Agreement, and the sale does not violate any agreement binding on Seller.
Buyer represents that it has the authority to enter into this Agreement and is buying the Shares for investment purposes and not for immediate resale in a way that would violate securities laws.

4. Miscellaneous

Governing Law. This Agreement is governed by the laws of the State of Tennessee.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first written above.

SELLER:

Whitmore Holdings LLC

Signature: /s/ Bradford T. Whitmore__________

Bradford T. Whitmore, Manager

BUYER:

Bun Partners Inc.

Signature: /s/ Bradford T. Whitmore__________

Bradford T. Whitmore, President